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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment No. 6

                                 DAG Media Inc.

                                (NAME OF ISSUER)


                           Common Stock $.001 par value

                         (TITLE OF CLASS OF SECURITIES)


                                    233729102

                                 (CUSIP NUMBER)


				Paul D. Sonkin
                           Hummingbird Management, LLC
                      (f/k/a Morningside Value Investors, LLC)
                              153 East 53rd Street
                            New York, New York 10022
                                   212-521-0975

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  September 11, 2003

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 7 pages)
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CUSIP No. 233729102                   13D/A                  Page 2 of 7 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [ ]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          522,750
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER         0
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     522,750
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        522,750

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       17.9%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 7 pages)

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CUSIP No. 233729102                   13D/A                    Page 3 of 7 pages


  AMENDMENT NO. 6 TO SCHEDULE 13D

         This Amendment No. 6, dated September 11, 2003 to Schedule 13D is filed by the Reporting Persons and amends the Schedule the 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on September 5, 2003 (the "Schedule 13D/A No. 5"),relating to the common stock, $.001 par value (the "Common Stock") of DAG Media, Inc., a New York Corporation.


The purpose of this Amendment is to amend Item 4 PURPOSE OF TRANSACTION and add Item 7 MATERIAL TO BE FILE AS EXHIBITS to the prior 13D and 13D/A filings.

Item 4 PURPOSE OF TRANSACTION

	On Septmeber 11, 2003, Hummingbird sent a letter to the Dag Media, Inc. a copy of which is attached hereto and incorporated herein.

Item 7 MATERIAL TO BE FILED AS EXHIBITS

         Letter from Hummingbird to the Issuer and its Board of Directors dated September 11, 2003 is attached hereto as Exhibit 1.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 11, 2003

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member

			  (Page 3 of 7 Pages)

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CUSIP No. 233729102                   13D/A                    Page 4 of 7 Pages



			  Hummingbird Management, LLC
			153 East 53rd Street 55th Floor
			  New York, New York 10022


September 11, 2003

Assaf Ran
Michael J. Jackson
Yael Shimor-Golan
Philip Michals
Eran Goldshmid
Stephen A. Zelnick, Esq.
Howard Bernstein

DAG Media, Inc.
125-10 Queens Boulevard
Kew Gardens, New York  11415

Dear Sirs:

My name is Paul Sonkin.  I am the Managing Member of Hummingbird Management,
 LLC, (Hummingbird) the investment manger to The Hummingbird Value Fund, LP, (Hummingbird Value) and The Hummingbird Microcap Value Fund, LP, (Microcap). Hummingbird Value and Microcap are currently the owners of 522,750 shares combined of DAG Media, Inc. (the Company) representing 17.9% of its outstanding shares. As investment manager of Hummingbird Value and Microcap, with authority to make all buy and sell decisions, Hummingbird is the beneficial owner of such shares.

This letter is consistent with our investment process of, when appropriate, having discussions with the companies in which we make investments. We do not think of ourselves as activists, but rather as ombudsman for our investors. We decided to write this letter in order to state our position and opinions on the future direction of the Company in a more public forum and as a result of concerns raised from our discussions with management.

Hummingbird does not want the Board or management to give us material non-public information. Any communication can be done via a conference call open to the public or any other method that would involve complete dissemination to all shareholders on a level playing field, pursuant to SEC Regulations, including but not limited to, Regulation FD.

We applaud your recent decision to sell New Yellow. We think it was an intelligent business decision. It is our understanding that the proceeds of the initial public offering in May of 1999 were to fund New Yellow. Now that an agreement to sell New Yellow has been reached, we do not believe the level of cash the Company holds, and the additional funds it will receive on completion of the sale, is necessary to support the remaining operations.

			  (Page 4 of 7 Pages)

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CUSIP No. 233729102                   13D/A                    Page 5 of 7 Pages

As with any company whose shares we own, we support efforts to explore strategic alternatives. We would like the board to investigate all possible alternatives for the Company that would maximize value to shareholders in the most tax efficient manner including, but not limited to:

1.	Returning capital to shareholders through:

        a.	Special dividend.
        b.	Tender offer.
        c.	Return of capital.

2.	Taking the company private.

3.	Monetizing any or all of the Company's assets through a sale or spinoff of the Company's remaining operations.

We would also like the Board to investigate how to best utilize the Company's cash. We see four main alternatives:

1.	Return capital to shareholders.
2.	Reinvest in the Company's existing franchise businesses.
3.	Extend the franchise by acquiring other companies or assets that build upon the Company's competitive advantages and core competencies.
4.	Investing or acquiring companies or assets outside of the Company's franchise.

We would like to further discuss each of these alternatives and communicate our views and our positions:

1.	Return of capital to shareholders.  We believe that irrespective of the other alternatives, some portion of capital should be returned to the owners of the business in the most tax efficient manner. We believe that because the Company has no earned income or profits, the most tax efficient manner would be a return of capital. Current shareholders would first reduce their basis on the stock until their basis reached zero and would be taxed on a long term basis for any amount above that (assuming they have held it over a year). In effect, any capital returned would be tax free until the position is sold. This would be preferential to a dividend, which would be taxed at the dividend tax rate, and a tender, which would be taxed as long term capital gains (assuming a one year holding period).

2.	Reinvest in the Company's existing franchise businesses.  We would strongly support this alternative if there were low risk investment opportunities above an acceptable hurdle rate. We would discourage investments that would lose money and expend huge amounts of the Company's cash. For example, if the company were to establish an Israeli yellow book in Chicago or any other large city, that would burn through a substantial portion of the company's cash. We believe that there are few sizable expansion opportunities within the existing Yellow Page operations. We would be interested to hear of possible expansion opportunities at Blackbook.

3.	Extend the franchise by acquiring other companies or assets that build upon the Company's competitive advantages and core competencies. Again, we would strongly support this alternative if there were low risk investment opportunities above an acceptable hurdle rate so long as it is immediately accretive to earnings.

			  (Page 5 of 7 Pages)

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CUSIP No. 233729102                   13D/A                    Page 6 of 7 Pages


4.	Investing or acquiring companies or assets outside of the Company's franchise. We would strongly oppose this alternative. There is substantial evidence that there are few companies that excel at more than one line of business. For the Company to venture outside its own area of competence, where it will have to compete with more experienced and established companies, would be foolish.

Additionally, we would strongly oppose any investment in real estate, publicly traded securities, or private partnership investments. Shareholders should be
able to decide how they want to invest the excess cash.   While the Company's
investment years ago in Adstar was successful, we believe that the Company does not have the expertise or resources to run an investment operation.
We believe that the Company should put up for shareholder vote (to be decided by a majority of the minority shareholders) any alternatives that require investment outside the Company's core competencies of business directories.
For example, if the Company were proposing to buy a building, invest in a stock or hedge fund, or buy a skateboard company, the vote should be:

     1) invest $2 million in a building, or
     2) have the $2 million paid out to shareholders.

Over the past few months, certain companies have been "going private" by stating that they have fewer than 300 shareholders of record and filing a Form 15 with the SEC, terminating their status as a reporting company.
In many cases, the company has more than 300 shareholders but the SEC interpretation allows them to count all securities held by a single brokerage firm in "street name" as one holder. In many cases, one brokerage firm such as Merrill Lynch, may hold a security for thousands of beneficial owners.

Hummingbird Management and a group of other institutions has recently filed a petition with the US Securities & Exchange Commission to prevent companies from doing this. The full text of the petition is available at:

http://www.sec.gov/rules/petitions/petn4-483.htm

			  (Page 6 of 7 Pages)

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CUSIP No. 233729102                   13D/A                    Page 7 of 7 Pages


We believe that this is an unethical use of a loophole in the existing law. If any company in which we have a large economic interest tried to do this, we would look to block their move by any means available to us until a rule change, if any, is made by the SEC.

We would like to reiterate that we have fully supported the Board and management in the past. We are long-term investors and believe our interest is fully aligned with both majority and minority shareholders. We look forward to the opportunity to discuss with the Company, the Board and other minority shareholders the issues raised in this letter.


Sincerely,

Hummingbird Management, LLC




Paul D. Sonkin, Managing Member